NEWS RELEASE
TSX Venture Exchange Symbol: SNV	April 25th, 2006

SONIC GRANTED ONTARIO MINISTRY APPROVAL

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that it has received a Certificate of Approval for its Terra-Kleen solvent extraction process as a Waste Management System for the treatment of contaminated soils from the Ontario Ministry of Environment (MOE).

“This is an important milestone for Sonic,” stated Adam Sumel, Sonic’s President & CEO. “MOE approval has been required in order to move ahead with potential clients and partner companies around Ontario.” Southern Ontario, with its history as Canada’s industrial heartland, is one of the largest and most important markets for sites contaminated with PCB and other chlorinated organics.

Sonic’s Terra-Kleen extraction process has over 12 years of operations experience in the USA and is fully approved by the EPA. The Company is also currently implementing the Terra-Kleen process at its British Columbia operations site to reduce material handling and gain additional regulatory approvals. Further impetus is expected from the pending federal regulations to destroy and phase out the use of PCB wastes in storage in Canada, in accordance with the Stockholm Convention.

About Sonic Environmental Solutions Inc.

Sonic is an environmental technology company marketing both its Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POP) and its Sonoprocess™ technology for the chemical destruction of chlorinated and other POP concentrate. Sonic’s technologies are unique in providing a nonthermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials at industrial sites globally. Sonic’s treatment solutions are mobile and can operate on-site.

Sonic’s total treatment solutions are offered internationally through licencing and joint venture partnerships with established environmental remediation leaders as an economically and environmentally sustainable solution.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

Further Information, please contact:
Ms. Laura Byspalko
Public Relations Manager
Tel. 604-736-2552
Fax. 604-736-2558
Email: lbyspalko@SonicEnvironmental.com
www.SonicEnvironmental.com